Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

October 15, 2024

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is

Septerna, Inc.

250 East Grand Avenue

South San Francisco, California 94080

Telephone: (650) 338-3533

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ibolya Ignat, Angela Connell, Tamika Sheppard and Suzanne Hayes

RE: Septerna, Inc.

Registration Statement on Form S-1

File No. 333-282469

CIK No. 0001984086

Rule 83 Confidential Treatment Request by Septerna, Inc.

Dear Ladies and Gentlemen:

On behalf of Septerna, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 5, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 2, 2024 and resubmitted on September 12, 2024, and subsequently publicly filed by the Company with the Commission on October 2, 2024 (File No. 333-282469) (the “Registration Statement”), we submit this supplemental letter to address comment 16 of the Comment Letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the final price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split of its Common Stock (as defined below) (the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range. For purposes of this letter, we have presented all dollar and per share amounts without giving effect to the Stock Split to be consistent with the current presentation in the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Jeffrey Finer, M.D., Ph.D. before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

16.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock, par value $0.001 per share (“Common Stock”), underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its Common Stock and the estimated offering price for its initial public offering (“IPO”).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

The Preliminary Price Range has been determined based, in part, upon current market conditions, the Company’s current financial condition and prospects, the Company’s progress in developing its pipeline of product candidates, performance of recent initial public offerings of other comparable biotechnology companies and input received from the lead underwriters of the IPO, including discussions that took place during a meeting of the Company’s board of directors (the “Board”) on September 30, 2024, that included representatives of the underwriters. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of its Common Stock has historically been determined by the Board as of the date of each equity award, with input from management, considering the Company’s most recently available third-party valuations of its Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Subsequent to the Board-approved third-party valuations, the fair values of the Common Stock as of the date of certain equity awards were adjusted in connection with a retrospective fair value assessment for accounting purposes, as described below. These retrospective third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

The Company’s most recent third-party valuations of its Common Stock utilized by the Board in determining exercise prices at the time of each equity award were as follows:

Date of Third-Party Valuation	Estimated Fair Market Value of Common Stock per Share	Estimated Fair Market Value of Common Stock Per Share as of Date of Grant
November 7, 2022	$0.18	$0.18
June 28, 2023	$0.40	N/A	(1)
September 30, 2023	$0.32	$0.36	(2)
May 31, 2024	$0.69	N/A	(1)
July 15, 2024	$0.79	$0.79

(1)	No awards were granted based on this third-party valuation.
(2)	Reflects the results of retrospective valuations of the Company’s September 30, 2023 valuation in connection with a fair value assessment for accounting purposes.

Equity Awards Between January 1, 2023 and October 15, 2024

The following table summarizes by grant date the number of shares subject to awards granted between January 1, 2023 and October 15, 2024, the per share exercise price of the awards and the fair value of Common Stock underlying the equity awards on each grant date:

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per Share Exercise Price of Award	Per Share Fair Market Value of Common Stock on Grant Date(1)	Per Share Estimated Fair Value of Award on Grant Date(3)
March 31, 2023	Option	750,000	$0.18	$0.18	$0.32
November 12, 2023	Option	8,102,202	$0.32	$0.32	$0.34-0.35
December 8, 2023	Option	435,000	$0.32	$0.32	$0.40
January 24, 2024	Option	700,000	$0.32	$0.32	$0.41
March 20, 2024	Option	5,290,855	$0.32	$0.32	$0.30-0.31
August 30, 2024	Option	881,000	$0.79	$0.79	N/A	(2)
September 23, 2024	Option	7,836,500	$0.79	$0.79	N/A	(2)
September 26, 2024	Option	1,975,000	$0.79	$0.79	N/A	(2)

(1)	The per share fair market value of Common Stock on grant date is based on the most recent third-party valuation in effect at each grant date.
(2)	Subject to adjustment based on the future reassessment as described below.
(3)	The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

Valuation Methodologies

The third-party valuations were performed in accordance with the guidance outlined in the Practice Aid. As disclosed in the Registration Statement, the Company’s enterprise value valuations were prepared using either an option pricing method (“OPM”) market-adjusted back-solve approach based on a recent arms-length transaction, a market-adjusted equity, or a hybrid method (“Hybrid”), which is a combination of an OPM scenario and one or more scenarios using a probability-weighted expected return method (“PWERM”), with an IPO scenario and a continued operation as a private company scenario.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the date of the applicable valuation (each, a “Valuation Date”) at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.

The hybrid method is a hybrid between the PWERM and OPM, estimating the probability-weighted value across multiple scenarios, but using the OPM to estimate the allocation of value within one or more of those scenarios. When using the hybrid method, the third-party valuations considered two future-event scenarios: an IPO scenario and a continued operation as a private company scenario. The equity value of the Company in the IPO scenario was determined using a market approach. The IPO scenario assumed that all shares of convertible preferred stock would convert into shares of Common Stock and would no longer have the liquidation preferences and preferential rights attributable to the convertible preferred stock as compared to the Common Stock prior to the IPO. The guideline initial public offering transactions in the IPO scenario consist of biotechnology companies with recent initial public offerings. The valuation converted the Company’s estimated future value in an IPO to present value using a risk-adjusted discount rate. The equity value for the continued operation as a private company scenario was estimated using the price of a recently issued preferred security or a market-adjusted equity approach. At certain Valuation Dates, a preferred tranche model was used (time-based call option or milestone-based model) as appropriate at each respective Valuation Date. The valuation utilized an OPM to quantify or attribute value to these economic rights of convertible preferred stock as compared to the Common Stock, such as liquidation preferences, dividend provisions, and participation rights after liquidation preferences.

November 7, 2022 Valuation

The fair value of the Common Stock of $0.18 per share at November 7, 2022 was determined with the assistance of an independent third-party valuation firm and approved by the Board. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the Internal Revenue Service’s Internal Revenue Code (the “IRC”) with respect to March 31, 2023, along with other factors determined by the Board to be relevant at the time of such grant of options. Between November 7, 2022 and March 31, 2023, the Company continued to operate its business in the ordinary course and there were no significant developments impacting the valuation of the Company.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

The November 7, 2022 valuation applied the OPM to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The total equity value of the Company was determined based on a market-adjusted approach. Under this approach, the Company’s equity value from the prior valuation of November 2, 2021 was adjusted based on consideration given to the performance of the biotechnology indices as well as the Company’s entity-specific factors. The equity value of the Company was determined such that the implied value per share of Series A convertible preferred stock (the “Series A Preferred Stock”), is equal to its original issue price, which included the initial closing and first subsequent closing of the Series A Preferred Stock financing in November 2022 plus the future call option right of Series A Preferred Stock investors to purchase additional shares at one additional third tranche closing. The [***]% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

June 28, 2023 Valuation

The fair value of the Common Stock of $0.40 per share at June 28, 2023 was determined with the assistance of an independent third-party valuation firm.

The June 28, 2023 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The total equity value of the Company was determined such that the implied value per share of Series B convertible preferred stock (the “Series B Preferred Stock”) is equal to its original issue price, which included the initial Series B Preferred Stock closing in June 2023 plus the future call option right of Series B Preferred Stock investors to purchase additional shares at one additional milestone tranche closing. The [***]% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The principal factors that contributed to the increase in the fair value of the Common Stock from November 7, 2022 and June 28, 2023 include the following:

•	The Company continued ongoing research and development (“R&D”) efforts over the measurement period, including the progression of its R&D programs through early drug discovery.

•

In June 2023, the Company entered into a Series B Preferred Stock financing arrangement in which a total of 121,657,452 shares of Series B Preferred Stock were authorized to be issued at an issuance price of approximately $1.23297 per share over two tranches of equal amounts and subsequent callable tranches, for total proceeds of up to $150.0 million. The post-money valuation was $306.0 million.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

•

In June and July 2023, the Company issued an aggregate of approximately 60.8 million shares of the Series B Preferred Stock at an issuance price of $1.23297 per share for net proceeds of $74.5 million related to the first tranche, with a potential second tranche of additional funding for up to $75.0 million based on approval of the Board and consent of the majority of the holders of the then-outstanding Series B Preferred Stock. Upon issuance of the Series B Preferred Stock, the Company also amended the Series A Preferred Stock agreement to cancel the remaining 25.0 million unissued shares of the Series A Preferred Stock originally authorized under the agreement.

September 30, 2023 Valuation

The fair value of the Common Stock of $0.32 per share at September 30, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on November 12, 2023, December 8, 2023, January 24, 2024 and March 20, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The September 30, 2023 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The total equity value of the Company was determined based on a market-adjusted approach. Under this approach, the Company’s equity value from the prior valuation was adjusted based on consideration given to the performance of the biotechnology indices as well as the Company’s entity-specific factors. The valuation also considered the Series B Preferred Stock investors’ right to purchase additional future Series B Preferred shares at one additional milestone tranche closing. The [***]% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

The principal factors that contributed to the decrease in the fair value of the Common Stock from June 28, 2023 to September 30, 2023 include the following:

•

In September 2023, the Company entered into an asset purchase agreement with Vertex Pharmaceuticals Incorporated (“Vertex”) for a total of $47.6 million under which Vertex acquired all of the Company’s in-progress research and development (“IPR&D”) asset related to a G protein-coupled receptor program. Of the $47.6 million, $25.0 million was received in cash in September 2023 and the remaining balance of $22.6 million was received in the first half of 2024. The sale of the IPR&D asset was completed in November 2023 and recorded as gain on sale of non-financial asset.

•	In September 2023, the Company encountered unexpected chemistry challenges related to its TSHR program, which resulted in delaying the program’s overall R&D timeline.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

The fair value of the Common Stock as of September 30, 2023 was retrospectively adjusted to $0.36 per share for accounting purposes, in connection with a retrospective third-party valuation performed for financial reporting in light of the Company’s plans for an IPO.

May 31, 2024 Valuation

In conjunction with the closing of the Series B Second Tranche and in the course of preparing for its IPO, in May 2024, the Company performed a fair value assessment as of May 31, 2024. The fair value of the Common Stock of $0.69 per share at May 31, 2024 was determined with the assistance of an independent third-party valuation firm. The May 31, 2024 valuation utilized the Hybrid method, with an IPO scenario and a continued operations as a private company scenario that were probability weighted based on their expected likelihoods of occurring. The IPO scenario was assigned a probability weight of [***]%, which considered guideline IPO transactions identified within the last one to three years and the Company’s progress toward an IPO, as adjusted by a DLOM of [***]%. The continued operations as a private company scenario was assigned a probability weight of [***]% and reflected the market adjustment to the Company’s equity value since September 30, 2023, based on consideration given to the performance of guideline public companies and the biotechnology indices as well as the Company’s entity specific factors. A DLOM of [***]% was then applied to arrive at an indication of value for the Common Stock under the continued operation as a private company scenario.

The principal factors that contributed to the increase in the fair value of the Common Stock from September 30, 2023 to May 31, 2024 include the following:

•

In April 2024, the Company completed the final in vivo rat safety study related to its parathyroid hormone 1 receptor (“PTH1R”) program, which increased the likelihood that SEP-786 would advance into clinical development.

•

Following the Company’s selection of its first development candidate for its PTH1R program, the Company was able to achieve the Series B Preferred Stock development milestone during the measurement period. The achievement of the specific development milestone as outlined in the Series B Preferred Stock purchase agreement triggered the settlement of the second tranche closing of the Series B Preferred Stock financing in May 2024.

•

The Company issued 60,828,732 shares of Series B Preferred Stock under the second tranche and received total gross proceeds of approximately $75.0 million. The completion of the second tranche milestone event and second tranche closing of the Series B Preferred Stock financing resulted in an appreciation to the fair value of the total equity of the Company.

•

Based on the planned use of net proceeds from the Series B Preferred Stock financing to initiate a Phase 1 clinical trial for its PTH1R program, the Company began exploring the possibility of an IPO within the next eighteen months, pending market conditions and continued operational success. However, as of the Valuation Date, the Company had not yet commenced formal discussions with potential underwriters or finalized the selection of an official investment banking syndicate.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

July 15, 2024 Valuation

The fair value of the Common Stock of $0.79 per share at July 15, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on August 30, 2024, September 23, 2024 and September 26, 2024, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The July 15, 2024 valuation was prepared using a Hybrid method with considerations of both an OPM and a PWERM approach, which included IPO and continued operation as a private company scenarios that were probability weighted based on their expected likelihoods of occurring.

The PWERM used in the July 15, 2024 valuation included the IPO scenario and the continued operation as a private company scenario. The IPO scenario was assigned a probability weight of [***]%, which considered guideline IPO transactions identified within the last several years and the Company’s progress toward an IPO, as adjusted by a DLOM of [***]%. The Company’s continued operation as a private company scenario was assigned a probability weight of [***]% and reflected the market adjustment to the Company’s equity value since May 31, 2024 based on consideration given to the performance of guideline public companies and the biotechnology indices as well as the Company’s entity-specific factors. A DLOM of [***]% was then applied to arrive at an indication of value for the Common Stock under the continued operation as a private company scenario.

The principal factors that contributed to the increase in the fair value of the Common Stock from May 31, 2024 to July 15, 2024 include the following:

•

The progression of the Company towards an IPO, including the Company’s IPO organizational meeting held on June 20, 2024 and the expected confidential submission of the Company’s initial draft registration statement on Form S-1 to the Commission in August 2024, resulted in an increase scenario weighting applied to a near-term IPO scenario as of the Valuation Date.

•

The Company, in consultation with its Board and the underwriters of the potential IPO, further solidified its plans for an IPO to be consummated as early as during the fourth quarter of 2024, pending market conditions and review by the Commission, including incurring additional professional advisor fees, hiring additional employees to support the Company’s organizational growth, and otherwise preparing for post-IPO operations.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

•	The Company continued making progress in the development of its lead product candidate, SEP-786, and in preparation to initiate the Phase 1 clinical trial.

Between May 31, 2024 and July 15, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. Given minimal changes in the guideline public peers stock prices, biotechnology indices and overall market conditions, the Board determined that the key assumptions used in the July 15, 2024 valuation were still accurate as of each of the dates, August 30, 2024, September 23, 2024 and September 26, 2024, when it granted a total of 10,692,500 options. The Company intends to retroactively reassess the fair value of stock options granted on these dates in connection with the preparation of its interim condensed financial statements for the three and nine months ended September 30, 2024, and will reflect any incremental stock-based compensation expense arising from such reassessment in such financial statements.

The Company does not intend to grant any additional equity awards under the existing 2021 Stock Option and Grant Plan, as amended, leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to October 15, 2024, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector;

•	progress and stage of development of the Company’s development programs; and

•	testing-the-waters meetings with prospective investors and feedback received to date.

In addition, the Company believes that the difference between the July 15, 2024 fair value determination of $0.79 per share and the Preliminary Price Range of $[***] to $[***] per share, in each case not reflecting the anticipated Stock Split, is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to July 15, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s third-party valuation of the Common Stock as of July 15, 2024. Specifically, in the third-party valuation, the probability weighting for the IPO scenario was [***]%.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, it excludes any DLOM of the Common Stock, which was taken into account in the third-party valuation as of July 15, 2024. The DLOM in the valuation that was applied to the IPO scenario was [***]%.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•

Since July 15, 2024, the last date on which the Company referenced the July 15, 2024 third-party valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including completing testing-the-waters meetings, responding to and clearing the Staff’s comments on the Registration Statement and publicly filing the Registration Statement with the Commission on October 2, 2024.

•

The valuations of comparable companies that have completed or launched IPOs from January 2024 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

•

From August 2024 to October 2024, the Company conducted “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The Company continued to build its corporate and operational infrastructure and advance its pipeline of product candidates during the period from July 15, 2024 through October 2, 2024, including the submission of a Clinical Trial Notification in Australia, the successful completion of its Investigational New Drug-enabling studies and the subsequent initiation of a Phase 1 clinical trial to assess preliminary safety, tolerability, pharmacokinetics and pharmacodynamics of its lead product candidate, SEP-786, the dosing of the first participants in its Phase 1 clinical trial of SEP-786, and the hiring of multiple senior leaders to its drug development team, including the Chief Medical Officer.

•

In September 2024, the Company presented new preclinical data from its PTH1R program in a poster presentation at the American Society for Bone and Mineral Research 2024 Annual Meeting. The data demonstrated that the Company’s PTH1R small molecule agonists activate PTH1R in a manner similar to native parathyroid hormone, further supporting the initiation of the Company’s Phase 1 clinical trial.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

•

The IPO market for biotechnology IPOs has exhibited momentum and increased strength, including multiple biotechnology IPOs that were completed from July 15, 2024 through October 15, 2024, of which a majority priced at or above the mid-point of the price range included in the respective preliminary prospectuses.

•

The price that investors are willing to pay in the IPO, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in prior valuations of the Common Stock, but the Company or the underwriters for the offering believe are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•

In determining the Preliminary Price Range, the underwriters utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•	Trends and developments in the industry, including the improving macroeconomic conditions affecting the biotechnology sector and lowering of interest rates.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates and Significant Judgments—Stock-Based Compensation—Determination of Fair Value of Common Stock” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

October 15, 2024

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact the undersigned at (212) 459-7072.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Adam V. Johnson
Adam V. Johnson, Goodwin Procter LLP

cc:	Jeffrey Finer, M.D., Ph.D., Septerna, Inc.

Liz Bhatt, M.S., M.B.A., Septerna, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

Deepa M. Rich, Goodwin Procter LLP

Denny Won, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SEPTERNA, INC.